STEVEN HOWARD showard@mrllp.com	New York Office 800 Third Avenue, 24th Floor New York, NY 10022 P 212.730.7700 F 212.730.7725 www.mrllp.com

September 26, 2014

Mr. Derek B. Newman
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Aspiration Funds: File Nos. 333-192991 and 811-22922

Dear Mr. Newman:

The Aspiration Funds have agreed to the following matters:

1.	The Aspiration Funds have revised footnote four of the Prospectus to reflect all of the comments you gave me in our telephone conversation yesterday, as reflected in the attached redlined pages.
2.	The Aspiration Funds undertake to have the comments referred to in 1 above incorporated in a Rule 497 filing to be made next week.
3.	The Aspiration Funds agree supplementally that investments in mutual funds with share classes that charge 12b-1 fees will only be made if classes without 12b-1 fees are not available.

The Aspiration Funds authorize me to convey to you that they acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Los Angeles    |    Orange County    |    Sacramento    |    San Francisco    |    New York

If you have any questions or additional comments, please call the undersigned at (646) 737-4949.

Very truly yours,

/s/ Steven R. Howard
Steven R. Howard

SRH/lmr

cc:	Andrei Cherny
Alexandra Hyman
Patricia Bruns
Robert Plaze

FUND SUMMARY

 Aspiration Flagship Fund

Investment Objective: The primary investment objective of the Aspiration Flagship Fund (the "Fund") is to seek long-term capital appreciation by providing risk-adjusted returns.
Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (Fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	0.00%
Maximum deferred sales charge (load) (as a percentage of amount redeemed)	0.00%
Redemption fee (as a percentage of amount redeemed)	0.00%

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management fee[1]	0.00%	2.00%
Distribution (Rule 12b-1) fees	0.25%	.25%
Other expenses[2]	1.29%	1.29%
Acquired fund fees and expenses[3]	1.22%	1.22%
Total annual fund operating expenses	2.76%	4.76%
Expense reimbursements	1.04%	1.04%
Total annual fund operating expenses after fee waivers and expense reimbursements[4]	1.72%	3.72%

1	Investors in the Fund are clients of Aspiration Fund Adviser, LLC (the "Adviser") and may pay the Adviser a fee in the amount they believe is fair ranging from 0% to 2% of ~~their net assets~~the value of the account. This range is reflected in the above columns. These amounts will not be deducted from fund assets.

2	Other expenses are based on estimated amounts for the Fund's first fiscal year.

3	These are expenses indirectly incurred by the Fund as a result of investing in one or more underlying investment companies (i.e., fees the Fund pays as a shareholder of the underlying investment company). Acquired fund fees and expenses are based on estimated amounts for the Fund's first fiscal year.

4	Aspiration Fund Adviser, LLC (the "Adviser") has signed an Expense Limitation Agreement (“Agreement”) with the Fund under which it agrees to limit annual fund operating expenses to 0.50% ("Maximum Operating Expense Limit). The Adviser will do this by ~~waiving or~~ reimbursing the Fund for certain indirect expenses and fees, such as transfer agency, custodial, auditing and legal fees. The Fund also incurs certain indirect expenses~~, such as brokerage commissions when it buys or sells a security~~ and expenses paid by the Fund (i.e., management fees, 12b-1 fees, etc.) when it invests as a shareholder in underlying investment companies, as mentioned in Footnote ~~2~~ 3. The Adviser has not agreed to waive or reimburse these indirect expenses, nor has the Adviser agreed to reimburse the Fund for any taxes it may pay. Because the Adviser is not obligated under the Agreement to pay these expenses, the Fund's annual fund operating expenses may actually exceed the Maximum Operating Expense Limit. The Agreement cannot be terminated by the Adviser prior to September 25~~__~~, 2015 at which time the Adviser will determine whether to renew or revise the agreement. The Board of Trustees may terminate the Agreement at any time. Any fees or expenses waived or reimbursed by the Adviser are subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit in place at the time of the initial Agreement.

Example
The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  This example assumes that you invest $10,000 in the Fund for the time period indicated and then sell or hold all of your shares at the end of those periods, and that you made either no payment to the Fund’s adviser or the maximum annual payment of 2% of the ~~amount invested in the Fund~~value of your account. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same (taking into account the expense reimbursement only in the first year).  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Assuming no payments to the Fund’s adviser	$175	$758
Assuming a payment of 2% of the value of the shareholder’s account	$374	$1,341

Portfolio Turnover:  The underlying investment companies in which the Fund invest pay transaction costs, such as commissions, when they buy and sell securities (or “turns over” ~~its~~their portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s investment return.

Principal Investment Strategies

The Adviser adheres to the philosophy that any well balanced wealth portfolio should include an allocation to alternative strategies. The Fund seeks to deliver risk-adjusted returns while providing investors with lower volatility than, and lower correlation with, traditional long-only